Verbal Agreement

This verbal agreement is entered into as of April 25, 2018, between Lovarra (the Customer) and Molly Mossa Pro Ltd. (the Service Provider).

The terms of the agreement are set forth below:

1.

The Service Provider is engaged to deleop general concept of application for the Customer.

2.

The Customer is entitled to pay $3,870 as a prepayment for the work done by the Service Provider.

Lovarra:

           /s/ Vadim Rata

Molly Mossa Pro Ltd.

     /s/ Diogo Bandeira